UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________________________________
FORM N-8F
_______________________________________________
APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY
Dated: September 6, 2019

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

◻	Liquidation

◻	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

◻	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Trust for Advisor Solutions

3.	Securities and Exchange Commission File No.:

811-21079

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒   Initial Application            ◻    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David Perkins
8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615
(919) 846-2324

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Hatteras Funds, LP 8510 Colonnade Center Drive, Suite 150 Raleigh, NC 27615 (919) 846-2324	Hatteras Capital Distributors, LLC 8510 Colonnade Center Drive Suite 150 Raleigh, NC 27615 (919) 846-2324	U.S. Bancorp Fund Services, LLC 615 E. Michigan Street Milwaukee, WI 53202 (833) 612-1912	U.S. Bank N.A. 1555 N. Rivercenter Drive Suite 302 Milwaukee, WI 53212 (833) 612-1912

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒    Management company

◻	Unit investment trust; or

◻	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒    Open-end            ◻    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Hatteras Funds, LP 8510 Colonnade Center Drive, Suite 150 Raleigh, NC 27615 (919) 846-2324	FrontFour Capital 35 Mason St., 4th Floor Greenwich, CT 06830 (203) 274-9057	Jadwin Partners, LLC 1424 Chapin Ave. Burlingame, CA 94010 (650) 372-2701	Longbow Capital, Inc. 7th Ave. SW Calgary, Alberta T2P 4K9 (403) 264-1888
Moab Capital Partners, LLC 152 W. 57th St., 9th Floor New York, NY 10019 (212) 981-2646	Mountaineer Partners Management, LLC 150 E. 58th St., 14th Floor New York, NY 10155 (646) 459-7063	Nicholas Investment Partners, LP 6451 El Sicomoro Rancho Santa Fe, CA 92067 (858) 756-4545	Revolution Capital Management, LLC 1400 16th St., Suite 510 Denver, CO 80202 (720) 496-0947

Row Asset Management 295 Madison Ave., 8B New York, NY 10017 (949) 478-8300	White Oak Capital Management, LLC 900 3rd Ave., 18th Floor New York, NY 10022 (212) 218-6370

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Hatteras Capital Distributors, LLC
8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615
(919) 846-2324

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositors’ name(s) and address(es):

(b)	Directors’ name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

◻    Yes             ☒    No

If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ◻    No

If Yes, state the date on which the board vote took place:

March 8, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ◻    No

If Yes, state the date on which the shareholder vote took place:

December 21, 2018

If No, explain: N/A

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes             ◻    No

(a)	If Yes, list the date(s) on which the fund made those distributions:

March 28, 2019

(b)	Were the distributions made on the basis of net assets?

Yes

(c)	Were the distributions made pro rata based on share ownership?

Yes

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

◻    Yes             ☒    No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

◻    Yes            ◻   No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒   Yes            ◻   No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

◻    Yes             ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

◻    Yes            ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

◻    Yes             ☒    No

If yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $10,841.50

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): Broadridge Printing/Mailing Expenses: $1,549.67 Mediant Printing/Mailing Expenses: $56.08

(iv)	Total expenses (sum of lines (i) - (iii) above): $12,448

(b)	How were those expenses allocated?

All of these expenses were allocated to Hatteras Funds, LP, Applicant’s investment adviser.

(c)	Who paid those expenses?

All of these expenses have been paid by Hatteras Funds, LP, Applicant’s investment adviser.

(d)	How did the fund pay for unamortized expenses (if any)?

 Applicant had no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

◻    Yes             ☒    No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

◻    Yes            ☒    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

◻    Yes             ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Staar Disciplined Strategies Fund, a series of the STAAR Investment Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:
811-09152

(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was filed as Appendix A to the Combined Prospectus and Proxy Statement filed with Pre-Effective Amendment No. 1 to the Registration Statement of Staar Investment Trust on Form N-14 on October 10, 2018 (File No. 333-225795).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Trust for Advisor Solutions, (ii) he is the Chief Financial Officer and Treasurer of Trust for Advisor Solutions and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ David Perkins
David Perkins
President